Forbes Medi-Tech Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

April 16, 2003

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____________________

Forbes Medi-Tech Inc.

Exhibit Index

Exhibit No.	Description

1.	Press Release – 03/16/03

April 16, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2003	Forbes Medi-Tech Inc. By: /s/ Charles A. Butt —————————————— Charles A. Butt President & CEO

Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc.
“Developing Nutraceuticals & Pharmaceuticals from Nature”
For Immediate Release

Forbes Medi-Tech Announces NASDAQ Extension and Advisory Board Restructuring

Vancouver, British Columbia – April 16, 2003 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has been provided an additional 90 days or until July 14, 2003 from the NASDAQ Stock Market to regain compliance with NASDAQ’S US $1.00 minimum per share bid price requirement for continued inclusion on the SmallCap Market. The Company also announced that it has restructured its Medical and Technology Advisory Boards.

The Nasdaq staff noted that Forbes meets the initial listing requirements for the Nasdaq SmallCap Market. Specifically, the Company qualifies with the US $5 million stockholders’ equity requirement. If, at anytime before July 14, 2003, the bid price of the Company’s common stock closes at US $1.00 per share or more for a minimum of 10 consecutive trading days, Nasdaq Staff will provide written notification that the Company complies with the minimum bid price requirement.

Additionally, the Company has streamlined its Advisory Boards in alignment with the Company’s new strategic direction, focusing on cardiovascular and related diseases. The Medical and Technology Advisory Boards have been combined into one Medical & Scientific Advisory Board. The new Medical and Scientific Advisory Board includes: Dr. Jiri Frohlich, Chairman; Dr. Jean Davignon; Dr. George Steiner; Dr. William E. Connor; Dr. Frank Abbott; Dr. Lester A. Mitscher; Dr. Margo Moore; and Dr. Robart Ward. The Medical & Scientific Advisory Board will provide input and guidance toward the research and development of pharmaceutical therapeutics.

The Company continues to maintain its Functional Food & Nutraceuticals Advisory Board comprised of: Peter J. Jones, Ph.D., Chairman; G. Harvey Anderson, Ph.D.; Atif Awad, Ph.D., R.D.; Costas G. Biliaderis, Ph.D.; Sonja L. Connor, MS, RD, LD; David D. Kitts, Ph.D.; G. (Joe) Mazza, Ph.D., FCIFST; Bruce E. McDonald, Ph.D. FCIFST; and Jerzy Zawistowski, Ph.D. The Advisory Board is charged with evaluating promising new nutraceuticals and creating a product pipeline of new functional food ingredients for eventual commercialization through strategic partnerships.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

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Forbes Medi-Tech Inc.

For more information, please contact:
Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning the Company’s Nasdaq listing and anticipated developments in the Company’s business, which statements can be identified by the use of forward-looking terminology such as “if”, “will”, “for”, and “creating”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for the bid price of the Company’s shares listed on Nasdaq to be at least US $1.00 for 10 consecutive trading days in order to meet the continued inclusion requirements of the Nasdaq SmallCap market, which is not assured, and which if not met may result in the Company’s shares being de-listed from Nasdaq; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company’s products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; government regulation; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.